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                           BENTON OIL AND GAS COMPANY
                          1145 EUGENIA PLACE, SUITE 200
                          CARPINTERIA, CALIFORNIA 93013
                                 (805) 566-5600
                                 (805) 566-5610

                                December 5, 1996

Ms. Sonya Galindo
Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, DC  20549

         Re: Benton Oil and Gas Company - Form S-3 Registration Statement filed December 4, 1996

Dear Ms. Galindo:

     In connection with the above-referenced filing, the Registrant hereby amends this Registration Statement on such date or dates as may be necessary to delay its effective date until the Registrant shall file a further amendment that specifically states that this Registration Statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933 or until this Registration Statement shall become effective on such date as the Commission, acting pursuant to said Section 8(a), may determine.

     Any questions or comments may be addressed to Jack A. Bjerke at (614) 462-5407 or Amy M. Shepherd at (614) 462-5476.

                                                    Sincerely,

                                                    /s/ A.E. Benton
                                                    ---------------
                                                    A.E. Benton